

RECEIVED
2010 APR -8 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

26 March 2010

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



10015495

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

4/9

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NOTICE OF A DIRECTOR'S (INCLUDING A DIRECTOR WHO IS A SUBSTANTIAL SHAREHOLDER) INTEREST AND CHANGE IN INTEREST *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	26-Mar-2010 17:33:07
Announcement No.	00103

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	26-03-2010
2.	Name of Director *	Peter Seah Lim Huat
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	26-03-2010
2.	Name of Registered Holder	Peter Seah Lim Huat
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	238,571
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	157,500
As a percentage of issued share capital	0.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	396,071
As a percentage of issued share capital	0.02 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	238,571	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	396,071	0
As a percentage of issued share capital	0.02 %	0 %

Footnotes

35,000 options @ $2.37 each
52,500 options @ $2.36 each
70,000 options @ $2.52 each

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	26-Mar-2010 17:34:24
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	26-03-2010
2.	Name of Director *	Richard Edward Hale

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	26-03-2010
2.	Name of Registered Holder	Richard Edward Hale
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	248,074
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	61,250
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	309,324
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	248,074	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	309,324	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes	26,250 options @ $2.37 each 35,000 options @ $2.36 each
Attachments	Total size = **0** (2048K size limit recommended)

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	26 March 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	823,773	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	2,982,271
		After change	2,158,498
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.17%
		After change	0.12%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$3,414,997.93	

Kwong Sook May
Company Secretary

March 26, 2010

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Notification of Despatch of Annual Report * Financial Statement And Related Announcement
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	26-Mar-2010 08:21:25
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2009

Description	Notice of Annual General Meeting is 26 March 2010.

Attachments	Total size = **0** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	26-Mar-2010 08:19:00
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	NOTICE OF EXTRAORDINARY GENERAL MEETING
Description	
Attachments	SGX-NoticeofEGM.pdf Total size = **490K** (2048K size limit recommended)

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Notice of Extraordinary General Meeting

Sembcorp Industries Ltd
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

Notice is hereby given that an Extraordinary General Meeting of Sembcorp Industries Ltd (the "**Company**") will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on Thursday, April 22, 2010 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Twelfth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions which will be proposed as Ordinary Resolutions:

Ordinary Resolution 1

The Proposed Renewal of the IPT Mandate

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Company's Circular to Shareholders dated March 26, 2010 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Ordinary Resolution 2

The Proposed Renewal of the Share Purchase Mandate

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) on the SGX-ST; and/or

(b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Notice of Extraordinary General Meeting

Ordinary Resolution 3
The Proposed Adoption of the SCI PSP 2010

THAT:

(1) the SembCorp Industries Share Option Plan, the SembCorp Industries Performance Share Plan and the SembCorp Industries Restricted Stock Plan (together, the "**Existing Share Plans**") be and are hereby terminated, provided that such termination shall be without prejudice to the rights of holders of options and awards accepted and outstanding under the Existing Share Plans as at the date of such termination;

(2) a new performance share plan to be known as the "Sembcorp Industries Performance Share Plan 2010" (the "**SCI PSP 2010**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**PSP Awards**") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees (including executive directors) of the Company, its subsidiaries and associated companies, details of which are set out in the Circular, be and is hereby approved;

(3) the Directors of the Company be and are hereby authorised:

(a) to establish and administer the SCI PSP 2010; and

(b) to modify and/or alter the SCI PSP 2010 at any time and from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SCI PSP 2010, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SCI PSP 2010; and

(4) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SCI PSP 2010 and to allot and issue from time to time such number of fully paid-up Shares as may be required to be delivered pursuant to the vesting of PSP Awards under the SCI PSP 2010, provided that:

(a) the aggregate number of (i) new Shares allotted and issued and/or to be allotted and issued, (ii) existing Shares (including Shares held in treasury) delivered and/or to be delivered, and (iii) Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to the SCI PSP 2010 and the SCI RSP 2010 (as defined in Resolution 4 below), shall not exceed 7% of the total number of issued Shares (excluding treasury shares) from time to time; and

(b) the aggregate number of Shares under PSP Awards and RSP Awards (as defined in Resolution 4 below) to be granted pursuant to the SCI PSP 2010 and the SCI RSP 2010 respectively during the period commencing from this Extraordinary General Meeting and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1% of the total number of issued Shares (excluding treasury shares) from time to time.

Ordinary Resolution 4
The Proposed Adoption of the SCI RSP 2010

THAT:

(1) a new restricted share plan to be known as the "Sembcorp Industries Restricted Share Plan 2010" (the "**SCI RSP 2010**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**RSP Awards**") of fully paid-up Shares, their equivalent cash value (where applicable) or combinations thereof (where applicable) will be granted, free of payment, to selected employees (including executive directors) and non-executive directors of the Company, its subsidiaries and associated companies, details of which are set out in the Circular, be and is hereby approved;

(2) the Directors of the Company be and are hereby authorised:

(a) to establish and administer the SCI RSP 2010; and

(b) to modify and/or alter the SCI RSP 2010 at any time and from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SCI RSP 2010, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SCI RSP 2010; and

(3) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SCI RSP 2010 and to allot and issue from time to time such number of fully paid-up Shares as may be required to be delivered pursuant to the vesting of RSP Awards under the SCI RSP 2010, provided that:

(a) the aggregate number of (i) new Shares allotted and issued and/or to be allotted and issued, (ii) existing Shares (including Shares held in treasury) delivered and/or to be delivered, and (iii) Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to the SCI RSP 2010 and the SCI PSP 2010, shall not exceed 7% of the total number of issued Shares (excluding treasury shares) from time to time; and

(b) the aggregate number of Shares under RSP Awards and PSP Awards to be granted pursuant to the SCI RSP 2010 and the SCI PSP 2010 respectively during the period commencing from this Extraordinary General Meeting and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1% of the total number of issued Shares (excluding treasury shares) from time to time.

By Order of the Board

Kwong Sook May
Company Secretary
Singapore
March 26, 2010

Notice of Extraordinary General Meeting

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at March 5, 2010 (the "**Latest Practicable Date**") and excluding any Shares held in treasury, the purchase by the Company of 10% of its issued Shares (and disregarding the Shares held in treasury) will result in the purchase or acquisition of 178,068,649 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 178,068,649 Shares at the Maximum Price of S$3.97 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 178,068,649 Shares is S$706,932,537.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 178,068,649 Shares at the Maximum Price of S$4.16 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 178,068,649 Shares is S$740,765,580.

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended December 31, 2009 based on these assumptions are set out in paragraph 3.7 of the Circular.

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MEETING SCHEDULE FOR AGM

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	26-Mar-2010 08:17:49
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Date *	22 Apr 2010
Time *	11:00:AM
Company *	SEMBCORP INDUSTRIES LTD
Venue *	THE AUDITORIUM NTUC CENTRE, LEVEL 7 ONE MARINA BOULEVARD SINGAPORE 018989

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Notice of Annual General Meeting

Notice is hereby given that the Twelfth Annual General Meeting of the Company will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on Thursday, April 22, 2010 at 11.00 am for the following purposes:

Ordinary Business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended December 31, 2009 and the Auditors' Report thereon. **Resolution 1**

2. To declare a final ordinary tax exempt 1-tier dividend of 15 cents per ordinary share for the year ended December 31, 2009. **Resolution 2**

3. To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Goh Geok Ling **Resolution 3**
   b. Evert Henkes **Resolution 4**

   Yong Ying-I is also due to retire by rotation under Article 93 of the Company's Articles of Association, but will not be offering herself for re-election.

4. To re-elect Ang Kong Hua, a Director retiring pursuant to Article 99 of the Company's Articles of Association and who, being eligible, will offer himself for re-election. **Resolution 5**

5. To re-appoint Richard Hale, OBE (*Independent Chairman of Audit Committee*), a Director retiring under Section 153(6) of the Companies Act, Chapter 50 of Singapore, to hold office from the date of this Annual General Meeting until the next Annual General Meeting. **Resolution 6**

6. To approve Directors' Fees of S$802,000 for the year ended December 31, 2009 (2008: S$801,250). **Resolution 7**

7. To re-appoint KPMG LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 8**

Special Business

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

8. That authority be and is hereby given to the Directors to: **Resolution 9**

   a. i. issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and / or

   ii. make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution):

(A) by way of renounceable rights issues on a *pro rata* basis to shareholders of the Company ("**Renounceable Rights Issues**") shall not exceed 100% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below); and

(B) otherwise than by way of Renounceable Rights Issues ("**Other Share Issues**") shall not exceed 50% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company shall not exceed 5% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(2) the Renounceable Rights Issues and Other Share Issues shall not, in aggregate, exceed 100% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(3) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under paragraphs (1)(A) and (1)(B) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company excluding treasury shares at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue or consolidation or subdivision of shares;

(4) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(5) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. To transact any other business.

By Order of the Board

Kwong Sook May
Company Secretary
March 26, 2010

Explanatory Notes:

Resolutions 3 to 6 – Detailed information on these Directors can be found under the Board of Directors and Corporate Governance Report sections in the Annual Report 2009.

If re-appointed, Richard Hale, OBE will remain as the Chairman of the Audit Committee. Mr Hale is an independent Director.

Notice of Annual General Meeting

Statement Pursuant to Article 55 of the Articles of Association of the Company:

Resolution 9 – is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding (i) 100% for Renounceable Rights Issues and (ii) 50% for Other Share Issues, of which up to 5% may be issued other than on a *pro rata* basis to shareholders, **provided that** the total number of shares which may be issued pursuant to (i) and (ii) shall not exceed 100% of the issued shares in the capital of the Company excluding treasury shares. The aggregate number of shares which may be issued shall be based on the total number of issued shares in the capital of the Company excluding treasury shares at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent bonus issue or consolidation or subdivision of shares.

Notes:

1. *A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.*
2. *The instrument appointing a proxy must be lodged at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not later than 48 hours before the time appointed for the Annual General Meeting.*

Notice of Books Closure and Dividend Payment Date

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed on April 29, 2010 to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on April 28, 2010 (the "**Book Closure Date**") will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 12, 2010.

sembcorp

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

NEW CHAIRMAN APPOINTED TO SEMBCORP INDUSTRIES BOARD

SINGAPORE, March 24, 2010 – Sembcorp Industries announces that Mr Peter Seah Lim Huat will retire as Chairman and a director of the company with effect from May 1, 2010. Mr Seah will be succeeded by Mr Ang Kong Hua as non-executive Chairman of Sembcorp Industries. Mr Ang will also chair the Executive Committee, Nominating Committee and Executive Resource and Compensation Committee. Mr Ang is currently a director on Sembcorp's board.

The board and management of Sembcorp Industries would like to record their sincere appreciation to Mr Seah for his capable and astute leadership of the board, and his significant contribution to the success of the Sembcorp Group. As Sembcorp's Chairman since 1999, Mr Seah presided over the board during a dramatic period of transformation and growth for Sembcorp, which saw it evolve from a multi-business conglomerate into an international energy, water and marine group. During this period, the Group restructured and focused on core businesses with profit after tax and minority interest before exceptional items increasing more than five-fold to S$683 million in 2009. In addition, Mr Seah's tenure with Sembcorp was associated with the development of its energy and water businesses and also with emergence of Sembcorp Marine as one of the largest rig builders in the world. He led the push to globalise Sembcorp's businesses and today, Sembcorp has energy and water operations in Singapore, the UK, China, Vietnam, the UAE and Oman, and operates in a total of 11 countries worldwide.

Said Mr Seah, "My time as Chairman at Sembcorp has been a very satisfying and rewarding one, and I have had the honour of contributing to, and witnessing the company's development and transformation. Today, Sembcorp is a very profitable and focused group with strong businesses and excellent prospects. We are Singapore's largest water management company and in the international arena, recognised as a global leader in the provision of

sembcorp

energy, water and on-site logistics and services to industrial sites. Sembcorp Marine has also evolved from shipbuilding and repairs to become a major builder of oil rigs.

"Throughout my time as Chairman, it has also been my privilege to work with truly outstanding board members and exceptionally capable executives. I have enjoyed this immensely and would like to thank them for all their efforts and support. I am confident that Kong Hua, with his insight, leadership qualities and razor-sharp business acumen, is well-suited to the complex needs of an international company like Sembcorp, and that together with Sembcorp's board and management, he will bring the company to greater heights."

A well-known corporate figure in Singapore, Mr Ang brings to Sembcorp many years of rich experience in manufacturing and services; including the chemicals, electronics, engineering and construction sectors. This includes 28 years at the helm of NSL, formerly known as NatSteel, where he is currently the Executive Director. Mr Ang curently serves on the boards of DBS Bank, DBS Group Holdings, the Government of Singapore Investment Corporation, GIC Special Investments, Bangkok Synthetics Co, Foamtec International Co and Action Precision Holdings, and previously also served as the Chairman of Singapore Telecommunications and Singapore Post.

On his new appointment, Mr Ang said, "Sembcorp is a leading energy, water and marine group, and a prime example of a Singapore company that has successfully internationalised. It is a great privilege to be invited to lead its board. I am excited about serving a company which provides essential solutions to critical sectors in the global economy, and look forward to contributing to its continued success and growth."

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For media queries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of gross power capacity and over 4 million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom, the UAE and Oman. In addition, it is a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks in the region.

Sembcorp Industries has total assets of over S$9 billion and employs more than 6,900 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.



PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP ACHIEVES FINANCIAL CLOSE FOR SALALAH PROJECT

Singapore, March 23, 2010 - Sembcorp Industries is pleased to announce that it has achieved financial close for its approximately US$1 billion combined power and desalination plant in Salalah, Oman.

Around 75% of the cost for the project, first announced on November 23, 2009, is being funded through 17-year non-recourse project finance loans, with the remaining 25% by shareholder loans and equity. The non-recourse project finance loans are being provided by Standard Chartered Bank (also the Financial Advisor), Bank of China, China Development Bank Corporation, Bank Muscat, KfW-IPEX Bank and Sumitomo Mitsui Banking Corporation as Mandated Lead Arrangers, and National Bank of Oman and Bank Sohar as Arrangers.

- END -

For analysts' and media queries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com



ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading utilities and marine group. With facilities with over 3,800 megawatts of installed power capacity and over four million cubic metres of water under management per day, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom and the Middle East. In addition, it is a world leader in marine and offshore engineering, as well as an established developer of integrated industrial townships in Asia.

Sembcorp Industries has total assets of over S$9 billion and employs around 7,000 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	19 March 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	162,775	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	3,145,046
		After change	2,982,271
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.18%
		After change	0.17%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$674,793.04	

Kwong Sook May
Company Secretary

March 19, 2010



Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

26 March 2010

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed Annual Report for Year 2009 (CD-ROM) and Circular to Shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

Z:jesstan/cos2004/SCI/AGM/AGM2010/AR-SECltr

CIRCULAR DATED MARCH 26, 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Sembcorp Industries Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.


sembcorp

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No: 199802418D

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed renewal of the IPT Mandate;

(2) the proposed renewal of the Share Purchase Mandate;

(3) the proposed adoption of the Sembcorp Industries Performance Share Plan 2010; and

(4) the proposed adoption of the Sembcorp Industries Restricted Share Plan 2010.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	April 20, 2010 at 11.20 a.m.
Date and time of Extraordinary General Meeting	:	April 22, 2010 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Twelfth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	The Auditorium NTUC Centre, Level 7 One Marina Boulevard Singapore 018989

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"2009 Circular"	:	The Company's Circular to Shareholders dated April 3, 2009.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Sembcorp Industries Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 55 to 59 of this Circular.
"2009 EGM"	:	The extraordinary general meeting of the Company held on April 20, 2009.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being March 5, 2010.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NTA"	:	Net tangible assets.
"SCI PSP 2010"	:	The proposed Sembcorp Industries Performance Share Plan 2010.
"SCI RSP 2010"	:	The proposed Sembcorp Industries Restricted Share Plan 2010.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

DEFINITIONS

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders.

References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

Directors:	**Registered Office:**
Peter Seah Lim Huat (Chairman)	30 Hill Street #05-04
Tang Kin Fei (Group President & CEO)	Singapore 179360
Goh Geok Ling	
Richard Hale, OBE	
Yong Ying-I	
Evert Henkes	
Lee Suet Fern	
Bobby Chin Yoke Choong	
Ang Kong Hua	

March 26, 2010

To: The Shareholders of
Sembcorp Industries Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening the EGM to be held on April 22, 2010 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the IPT Mandate (as defined below);

(b) the proposed renewal of the Share Purchase Mandate;

(c) the proposed adoption of the SCI PSP 2010; and

(d) the proposed adoption of the SCI RSP 2010.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **Listing of New Shares.** The SGX-ST has granted in-principle approval for the listing and quotation of the new Shares to be issued pursuant to the proposed SCI PSP 2010 and SCI RSP 2010. Admission of the new Shares to, and quotation of the new Shares on, the Main Board of the SGX-ST are in no way reflective of the merits of the Company, the Group, the SCI PSP 2010 or the SCI RSP 2010.

1.4 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2. THE PROPOSED RENEWAL OF THE IPT MANDATE

2.1 **IPT Mandate.** At the 2009 EGM, approval of the Shareholders was obtained for the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9 of the Listing Manual) to enter into certain interested person transactions ("**Interested Person Transactions**") with the classes of interested persons as set out in the IPT Mandate. Particulars of the IPT Mandate are set out in the Appendix to the 2009 Circular.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting ("**AGM**") of the Company, being the Twelfth AGM which is scheduled to be held on April 22, 2010. Accordingly, the Directors propose that the IPT Mandate be renewed at the EGM, to take effect until the Thirteenth AGM of the Company.

2.2 **Appendices 1 and 2.** The IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix 1 to this Circular.

The activities in respect of which the IPT Mandate is sought to be renewed remain unchanged, although the presentation of the General Transactions covered by the IPT Mandate has been repositioned in order to align them with the Group's business. A summary of the main changes to such presentation are set out in Appendix 2 to this Circular.

2.3 **Audit Committee Statement.** The Audit Committee of the Company, comprising Messrs Richard Hale, OBE, Yong Ying-I, Lee Suet Fern and Bobby Chin Yoke Choong, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2009 EGM; and

(b) the methods or procedures referred to in paragraph 2.3(a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2009 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2009 Circular and Ordinary Resolution 2 set out in the Notice of the 2009 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2009 EGM and will expire on the date of the forthcoming Twelfth AGM to be held on April 22, 2010. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Twelfth AGM of the Company convened to be held on the same date.

The Company has not entered into any transactions to acquire Shares by way of Market Purchases (as defined in paragraph 3.3.3 below) or Off-Market Purchases (as defined in paragraph 3.3.3 below) under an equal access scheme in the last 12 months immediately preceding the Latest Practicable Date.

As at the Latest Practicable Date, 4,665,049 Shares purchased or acquired by the Company are held as treasury shares.

3.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase Shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchase is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an available option for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to its Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

The approval of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the said 10% limit described in paragraph 3.3.1 below, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on the Share Purchase Mandate, if approved at the EGM, are summarised below:

3.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Any Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 1,785,351,540 Shares in issue as at the Latest Practicable Date and disregarding the 4,665,049 Shares held in treasury as at the Latest Practicable Date, and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company, and no further Shares purchased or acquired by the Company are held as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 178,068,649 Shares.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors.

The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Status of Purchased Shares.** Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

3.5 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

3.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

3.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer and cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

3.6 **Source of Funds.** The Company may purchase or acquire its own Shares out of capital, as well as from its profits.

The Company will use the internal sources of funds of the Group to finance the Company's purchase or acquisition of the Shares. The Company does not intend to obtain or incur any external borrowings to finance such purchase or acquisition. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially affect the working capital requirements of the Group.

3.7 **Financial Effects.** The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia*, whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended December 31, 2009, are based on the assumptions set out below.

3.7.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by the Company will not be reduced.

3.7.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date (and disregarding the Shares held in treasury) and on the assumptions set out in paragraph 3.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 178,068,649 Shares.

3.7.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 178,068,649 Shares at the maximum price of S$3.97 for one Share (being the price equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 178,068,649 Shares is S$706,932,537.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 178,068,649 Shares at the maximum price of S$4.16 for one Share (being the price equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 178,068,649 Shares is S$740,765,580.

3.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 3.7.2 and 3.7.3 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group for the financial year ended December 31, 2009 are set out below and assuming the following:

(a) the purchase or acquisition of 178,068,649 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital, and cancelled;

(b) the purchase or acquisition of 173,870,105 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital, and held in treasury;

(c) the purchase or acquisition of 178,068,649 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital, and cancelled;

(d) the purchase or acquisition of 173,870,105 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital, and held in treasury; and

(e) 457,625 treasury shares issued for a total consideration of S$1.024 million arising from the exercise of share options granted pursuant to the SembCorp Industries Share Option Plan between January 1, 2010 and the Latest Practicable Date had been issued since January 1, 2009,

the financial effects on the audited financial accounts of the Group for the financial year ended December 31, 2009 would have been as follows:

Scenario 1(A)

Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	554,037	200,570[3]
Other Reserves	223,932	223,932
Accumulated Profits	2,562,352	2,208,885[3]
	3,340,321	2,633,387
Treasury Shares	(19,339)	(19,339)
	3,320,982	2,614,048
Minority Interests	915,577	915,577
Total Equity	4,236,559	3,529,625
NTA	3,203,798	2,496,864
Current Assets	4,994,931	4,287,997
Current Liabilities	3,932,880	3,932,880
Total Borrowings	967,697	967,697
Cash and Cash Equivalents	2,598,536	1,891,602
Number of issued and paid-up Shares	1,780,686,491	1,602,617,842[1]
Weighted average number of Shares	1,779,589,592	1,601,520,943
Net profit attributable to Shareholders	682,664	682,664
Financial Ratios		
Basic EPS (cents)	38.36	42.63
NTA per Share (S$)	1.80	1.56
Net Gearing[2] (times)	Net Cash	Net Cash

Notes:

[1] 1,602,617,842 Shares are computed based on additional 178,068,649 Shares purchased and cancelled.

[2] Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

[3] The Market Purchases are computed based on the price of S$3.97 which is equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

Scenario 1(B)

Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	554,037	554,037
Other Reserves	223,932	223,932
Accumulated Profits	2,562,352	2,562,352
	3,340,321	3,340,321
Treasury Shares	(19,339)	(709,603)[3]
	3,320,982	2,630,718
Minority Interests	915,577	915,577
Total Equity	4,236,559	3,546,295
NTA	3,203,798	2,513,534
Current Assets	4,994,931	4,304,667
Current Liabilities	3,932,880	3,932,880
Total Borrowings	967,697	967,697
Cash and Cash Equivalents	2,598,536	1,908,272
Number of issued and paid-up Shares	1,780,686,491	1,606,816,386[1]
Weighted average number of Shares	1,779,589,592	1,605,719,487
Net profit attributable to Shareholders	682,664	682,664
Financial Ratios		
Basic EPS (cents)	38.36	42.51
NTA per Share (S$)	1.80	1.56
Net Gearing[2] (times)	Net Cash	Net Cash

Notes:

[1] 1,606,816,386 Shares are computed based on additional 173,870,105 Shares purchased and held as treasury shares.

[2] Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

[3] The Market Purchases are computed based on the price of S$3.97 which is equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

Scenario 1(C)

Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	554,037	183,654[3]
Other Reserves	223,932	223,932
Accumulated Profits	2,562,352	2,191,969[3]
	3,340,321	2,599,555
Treasury Shares	(19,339)	(19,339)
	3,320,982	2,580,216
Minority Interests	915,577	915,577
Total Equity	4,236,559	3,495,793
NTA	3,203,798	2,463,032
Current Assets	4,994,931	4,254,165
Current Liabilities	3,932,880	3,932,880
Total Borrowings	967,697	967,697
Cash and Cash Equivalents	2,598,536	1,857,770
Number of issued and paid-up Shares	1,780,686,491	1,602,617,842[1]
Weighted average number of Shares	1,779,589,592	1,601,520,943
Net profit attributable to Shareholders	682,664	682,664
Financial Ratios		
Basic EPS (cents)	38.36	42.63
NTA per Share (S$)	1.80	1.54
Net Gearing[2] (times)	Net Cash	Net Cash

Notes:

(1) 1,602,617,842 Shares are computed based on additional 178,068,649 Shares purchased and cancelled.

(2) Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

(3) The Off-Market Purchases are computed based on the price of S$4.16 which is the equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

Scenario 1(D)

Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
Share Capital	554,037	554,037
Other Reserves	223,932	223,932
Accumulated Profits	2,562,352	2,562,352
	3,340,321	3,340,321
Treasury Shares	(19,339)	(742,639)[3]
	3,320,982	2,597,682
Minority Interests	915,577	915,577
Total Equity	4,236,559	3,513,259
NTA	3,203,798	2,480,498
Current Assets	4,994,931	4,271,631
Current Liabilities	3,932,880	3,932,880
Total Borrowings	967,697	967,697
Cash and Cash Equivalents	2,598,536	1,875,236
Number of issued and paid-up Shares	1,780,686,491	1,606,816,386[1]
Weighted average number of Shares	1,779,589,592	1,605,719,487
Net profit attributable to Shareholders	682,664	682,664
Financial Ratios		
Basic EPS (cents)	38.36	42.51
NTA per Share (S$)	1.80	1.54
Net Gearing[2] (times)	Net Cash	Net Cash

Notes:

[1] 1,606,816,386 Shares are computed based on additional 173,870,105 Shares purchased and held as treasury shares.

[2] Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

[3] The Off-Market Purchases are computed based on the price of S$4.16 which is the equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

The number of Shares which may be held as treasury shares cannot at any time exceed 10% of the total number of issued Shares. As 4,665,049 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 178,068,649 Shares to 173,870,105 Shares. The financial effects under Scenarios 1(A) and 1(C) are computed based on 178,068,649 Shares purchased and cancelled. The financial effects under Scenarios 1(B) and 1(D) are computed based on 173,870,105 Shares purchased and held as treasury shares.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares (excluding the Shares held in treasury), the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares (excluding the Shares held in treasury). In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

3.8 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, who is a substantial Shareholder of the Company, has a direct interest in 48.92% (excluding the Shares held in treasury), a deemed interest (through Startree Investments Pte Ltd) in 0.53% (excluding the Shares held in treasury) and a deemed interest in approximately 0.19% (excluding the Shares held in treasury) of the issued Shares. Approximately 50.36% of the issued Shares (excluding the Shares held in treasury) are held by public Shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.9 **Reporting Requirements.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the Market Day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

3.10 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

3.10.1 ***Obligation to Make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Takeover Code.

3.10.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which the Shareholders, including the Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

3.10.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, the Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 5.2 below, the substantial Shareholder would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders are advised to consult their professional advisers and/or the Securities Industry Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Cor any.

4. THE PROPOSED NEW SHARE PLANS

4.1 **Existing Share Plans.** The Company has in place the following existing share plans:

(a) the SembCorp Industries Share Option Plan;

(b) the SembCorp Industries Performance Share Plan; and

(c) the SembCorp Industries Restricted Stock Plan,

(together, the "**Existing Share Plans**").

The Existing Share Plans were adopted at an extraordinary general meeting of the Company held on June 5, 2000. The duration of the Existing Share Plans is 10 years commencing on the date of adoption, that is, 10 years commencing on June 5, 2000. The Existing Share Plans are accordingly due to expire on June 4, 2010.

The Company proposes to adopt the new SCI PSP 2010 and SCI RSP 2010 (together, the "**New Share Plans**") to replace the existing SembCorp Industries Performance Share Plan and SembCorp Industries Restricted Stock Plan respectively. Details of the New Share Plans are set out in paragraphs 4.4 to 4.9 below. The Company does not intend to extend the duration of, or replace, the existing SembCorp Industries Share Option Plan. The Existing Share Plans will terminate following the adoption of the New Share Plans by Shareholders at the EGM.

4.2 **Existing Options and Awards.** As at the Latest Practicable Date:

(a) there are outstanding and unexercised options ("**Share Options**") granted to participants under the SembCorp Industries Share Option Plan to subscribe for up to an aggregate of 7,229,536 Shares, representing approximately 0.41% of the issued Shares as at the Latest Practicable Date;

(b) there are outstanding awards ("**PSP Awards**") granted to participants under the SembCorp Industries Performance Share Plan in respect of up to a maximum of 2,640,862 Shares, representing approximately 0.15% of the issued Shares as at the Latest Practicable Date; and

(c) there are outstanding awards ("**RSP Awards**") granted to participants under the SembCorp Industries Restricted Stock Plan in respect of up to a maximum of 5,038,846 Shares, representing approximately 0.28% of the issued Shares as at the Latest Practicable Date.

Details of the outstanding Share Options as at the Latest Practicable Date are as follows:

Date of Grant	Exercise Period	Acquisition Price ($)	Number of Shares comprised in the Share Options	Number of Participants
26/06/2000	27/06/2001 to 26/06/2010	S$1.63	178,923	34
19/04/2001	20/04/2002 to 19/04/2011	S$1.19	119,800	14
07/05/2002	08/05/2003 to 07/05/2012	S$1.23	188,000	34
17/10/2002	18/10/2003 to 17/10/2012	S$0.62	91,250	15
02/06/2003	03/06/2004 to 02/06/2013	S$0.78	105,225	25
18/11/2003	19/11/2004 to 18/11/2013	S$0.93	123,375	33
17/05/2004	18/05/2005 to 17/05/2014	S$0.99	276,525	65
22/11/2004	23/11/2005 to 22/11/2014	S$1.16	344,275	79
01/07/2005	02/07/2006 to 01/07/2010	S$2.37	91,875	4
01/07/2005	02/07/2006 to 01/07/2015	S$2.37	1,197,827	216
21/11/2005	22/11/2006 to 21/11/2010	S$2.36	135,625	5
21/11/2005	22/11/2006 to 21/11/2015	S$2.36	1,398,201	273
09/06/2006	10/06/2007 to 09/06/2011	S$2.52	385,000	5
09/06/2006	10/06/2007 to 09/06/2016	S$2.52	2,593,635	443
			7,229,536	

Details of the outstanding PSP Awards as at the Latest Practicable Date are as follows:

Date of PSP Award	Number of Shares comprised in the PSP Awards	Number of Participants
09/04/2007	785,862	7
01/08/2007	40,000	1
07/04/2008	845,000	10
09/04/2009	970,000	11
	2,640,862	

Details of the outstanding RSP Awards as at the Latest Practicable Date are as follows:

Date of RSP Award	Number of Shares comprised in the RSP Awards	Number of Participants
09/06/2006	313,931	261
09/04/2007	620,953	253
01/08/2007	26,000	2
07/04/2008	1,838,062	306
01/08/2008	61,900	7
09/04/2009	2,178,000	368
	5,038,846	

Subject to approval by the Executive Resource and Compensation Committee ("**ERCC**") of the Company, whose function is to assist the Directors in reviewing remuneration and human resource matters in the Company as set out in their terms of reference, a final grant of awards under the SembCorp Industries Performance Share Plan and the SembCorp Industries Restricted Stock Plan is intended to be made in April 2010.

4.3 **Definitions.** For the purposes of paragraphs 4.4 to 4.9 below and in relation to the New Share Plans, the following expressions shall have the following meanings:

"**Associated Company**" means a company in which at least 20% but not more than 50% of its shares are held by the Company and/or its subsidiaries, or a subsidiary of such company, and over whose management the Company has control (as defined in the Listing Manual);

"**Associated Company Executive**" means any employee of an Associated Company (including any Associated Company Executive Director);

"**Associated Company Executive Director**" means a director of an Associated Company who performs an executive function;

"**Award**" means an award of Shares granted under the SCI PSP 2010 and/or the SCI RSP 2010;

"**Award Date**" means, in relation to an Award, the date on which the Award is granted pursuant to the SCI PSP 2010 and/or the SCI RSP 2010;

"**Award Letter**" means a letter in such form as the Committee shall approve confirming an Award granted to a Participant by the Committee;

"**Committee**" means a committee comprising Directors of the Company duly authorised and appointed by the Board of Directors of the Company to administer the SCI PSP 2010 and the SCI RSP 2010;

"**Group**" means the Company and its subsidiaries;

"**Group Executive**" means any employee of the Group (including any Group Executive Director and any Parent Group Executive who meets the relevant age and rank criteria and whose services have been seconded to a company within the Group and who shall be regarded as a Group Executive for the purposes of the SCI PSP 2010 and the SCI RSP 2010);

"**Group Executive Director**" means a director of the Company and/or any of its subsidiaries, as the case may be, who performs an executive function;

"**Non-Executive Director**" means a director of:

(a) the Company and/or any of its subsidiaries, other than a Group Executive Director; or

(b) an Associated Company, other than an Associated Company Executive Director;

"**Parent Company**" means a company being the holding company of the Company designated by the Committee for the purposes of the SCI PSP 2010 and the SCI RSP 2010 or, where no such holding company exists, the single largest corporate shareholder for the time being of the Company designated by the Committee for the purposes of the SCI PSP 2010 and the SCI RSP 2010 and approved by the SGX-ST;

"Parent Group" means the Parent Company and such of the Parent Company's subsidiaries as are designated by the Committee for the purposes of the SCI PSP 2010 and the SCI RSP 2010 (but, where applicable, excluding the Group);

"Parent Group Executive" means any employee of the Parent Group (including any Parent Group Executive Director);

"Parent Group Executive Director" means a director of the Parent Company and/or its designated subsidiaries (but, where applicable, excluding the Group), as the case may be, who performs an executive function; and

"Participant" means the holder of an Award.

4.4 **Rationale.** The new SCI PSP 2010 and SCI RSP 2010 are intended to replace the existing SembCorp Industries Performance Share Plan and SembCorp Industries Restricted Stock Plan respectively, both of which are due to expire on June 4, 2010.

The New Share Plans are proposed to increase the Company's flexibility and effectiveness in its continuing efforts to reward, retain and motivate employees to achieve superior performance. The New Share Plans will strengthen the Company's competitiveness in attracting and retaining talented key senior management and senior executives.

The SCI RSP 2010 is intended to apply to a broader base of senior executives as well as to the Non-Executive Directors, while the SCI PSP 2010 is intended to apply to a select group of key senior management. Generally, it is envisaged that the range of performance targets to be set under the SCI RSP 2010 and the SCI PSP 2010 will be different, with the latter emphasising stretched or strategic targets aimed at sustaining longer term growth.

The New Share Plans will provide incentives to high performing key senior management and senior executives to excel in their performance and encourage greater dedication and loyalty to the Company. Through the New Share Plans, the Company will be able to motivate key senior management and senior executives to continue to strive for the Group's long-term shareholder value. In addition, the New Share Plans aim to foster a greater ownership culture within the Group which align the interests of Participants with the interests of Shareholders, and to improve performance and achieve sustainable growth for the Company in the changing business environment.

The New Share Plans use methods fairly common among major local and multinational companies to incentivise and motivate key senior management and senior executives to achieve pre-determined targets which create and enhance economic value for Shareholders. The Company believes that the New Share Plans will be effective tools in motivating key senior management and senior executives to strive to deliver long-term shareholder value.

While the New Share Plans cater principally to Group Executives, it is recognised that there are other persons who can make significant contributions to the Group through their close working relationship with the Group. Such persons include directors and employees of Associated Companies over which the Company has operational control.

For Participants who are employees of the Group and Associated Companies (including Parent Group Executives who meet the relevant age and rank criteria and whose services have been seconded to a company within the Group and who shall be regarded as an employee of the Group for these purposes), the New Share Plans contemplate the award of fully paid Shares, when and after pre-determined performance and/or service conditions are met. Temasek will be designated as the Parent Company for the purposes of the New Share Plans.

In addition, the SCI RSP 2010 will also enable grants of fully paid Shares to be made to Non-Executive Directors, either as part of their remuneration in respect of their office as such in lieu of cash or, where the Committee deems appropriate, to give recognition to the contributions made or to be made by such Non-Executive Directors to the success of the Group.

A Participant's Awards under the New Share Plans will be determined at the sole discretion of the Committee. In considering an Award to be granted to a Participant who is, or who is to be regarded as, an employee of the Group or an Associated Company, the Committee may take into account, *inter alia,* the Participant's performance during the relevant period, and his capability, entrepreneurship, scope of responsibility and skill set.

4.4.1 ***The Proposed SCI PSP 2010***

One of the primary objectives of the SCI PSP 2010 is to further motivate key senior management to strive for superior performance and to deliver long-term shareholder value. The SCI PSP 2010 is targeted at senior management in key positions who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through superior performance.

Awards granted under the SCI PSP 2010 are performance-based. Performance targets set under the SCI PSP 2010 are intended to be based on medium-term corporate objectives covering market competitiveness, quality of returns, business growth and productivity growth. The performance targets are stretched targets aimed at sustaining long-term growth. Examples of performance targets to be set include targets based on criteria such as total shareholders' return, economic value added, market share, market ranking or return on sales.

Awards granted under the SCI RSP 2010 to employees of the Group and Associated Companies differ from those granted under the SCI PSP 2010 in that an extended vesting period is normally (but not always) imposed for performance-based restricted Awards granted under the SCI RSP 2010 beyond the performance target completion date, that is, they also incorporate a time-based service condition as well, to encourage Participants to continue serving the Group beyond the achievement date of the pre-determined performance targets.

4.4.2 ***The Proposed SCI RSP 2010***

One of the primary objectives of the SCI RSP 2010 is to serve as an additional motivational tool to recruit and retain talented senior executives as well as to reward for Company and individual performance. In addition, the SCI RSP 2010 acts as an enhancement of the Group's overall compensation packages, strengthening the Group's ability to attract and retain high performing talent. Potential senior executive hires who decide on a career switch often have to forego substantial share options/share incentives when they join the Group. Through the SCI RSP 2010, the Company will be able to compensate such new hires for share options or incentives that they may have to forego when they join the Group.

Awards granted under the SCI RSP 2010 to employees of the Group and Associated Companies will typically vest only after the satisfactory completion of time-based service conditions, that is, after the Participant has served the Group or Associated Company for a specified number of years (time-based restricted Awards) or, where the Award is performance-related (performance-based restricted Awards), after a further period of service beyond the performance target completion date. No minimum vesting periods are prescribed under the SCI RSP 2010, and the length of the vesting period(s) in respect of

each Award will be determined on a case-by-case basis. The Company does not intend to grant Awards under the SCI RSP 2010 to employees of the Group and Associated Companies that have no time-based service conditions or performance condition(s).

A time-based restricted Award may be granted, for example, as a supplement to the cash component of the remuneration packages of senior executives. A performance-based restricted Award may be granted, for example, with a performance target based on the successful completion of a project, or on the Company meeting certain specified corporate target(s), and thereafter with a further vesting period to encourage the Participant to continue serving the Group for a further period of time following completion of the project.

For Participants who are, or who are to be regarded as, employees of the Group and Associated Companies, it is the intention of the Company to award performance-based restricted Awards to ensure that the earning of Shares under the SCI RSP 2010 is aligned with the pay-for-performance principle. The use of time-based restricted Awards in such instances will only be made on a case-by-case basis where business needs justify such Awards.

The SCI RSP 2010 will also enable grants of fully paid Shares to be made to Non-Executive Directors as part of their remuneration in respect of their office as such in lieu of cash or, where the Committee deems appropriate, to give recognition to the contributions made or to be made by such Non-Executive Directors to the success of the Group. No performance conditions may be attached to Awards granted to Non-Executive Directors under the SCI RSP 2010 in any event.

Where Awards are to be made to Non-Executive Directors under the SCI RSP 2010 as part of their directors' remuneration in lieu of cash, the current intention is that not more than 30% (or such other percentage as may be determined by the ERCC) of the aggregate directors' remuneration approved by shareholders for a particular financial year will be paid out in the form of Shares comprised in such Awards. The formula for converting the relevant amount from cash into Shares will be disclosed as and when such Awards are intended to be made. Although the SCI RSP 2010 will permit time-based vesting periods to be imposed on such Awards, the current intention is that these Awards will consist of the grant of fully paid Shares outright, with no vesting periods imposed. However, in order to encourage the alignment of the interests of the Non-Executive Directors with the interests of Shareholders, it is currently intended that a retention period, during which the Shares awarded under the SCI RSP 2010 as part of the Non-Executive Directors' remuneration may not be transferred or otherwise disposed of (except to the extent set out in the Award Letter or with the prior approval of the Committee), will be imposed in respect of such Shares.

4.4.3 ***Flexibility of Grants***

Participants who are, or who are to be regarded as, employees of the Group or an Associated Company may be granted Awards under both the SCI PSP 2010 and the SCI RSP 2010. For example, an individual Participant who is a key senior management staff may be granted an Award under the SCI PSP 2010 based on specified medium-term critical target objectives (for example, targets relating to market position and Company profitability and growth) over the next three years which vests at the end of the performance period. Concurrently, the individual could also be granted an Award under the SCI RSP 2010 based on different performance targets (for example, ensuring that a particular project is successfully completed on time or that the Company meets certain specified corporate target(s)) and with a longer vesting period with the aim of retaining the individual as the Company's employee. It is unlikely that performance targets for any individual Participant under the SCI PSP 2010 and the SCI RSP 2010 will be identical.

4.5 **Summary of Rules.** The following are summaries of the principal rules of the SCI PSP 2010 and the SCI RSP 2010.

4.5.1 ***Summary of Rules of SCI PSP 2010***

Eligibility

The following persons, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, shall be eligible to participate in the SCI PSP 2010 at the absolute discretion of the Committee:

(a) Group Executives who have attained the age of 21 years and hold such rank as may be designated by the Committee from time to time; and

(b) Associated Company Executives who have attained the age of 21 years and hold such rank as may be designated by the Committee from time to time and who, in the opinion of the Committee, have contributed or will contribute to the success of the Group.

Non-Executive Directors will not be eligible to participate in the SCI PSP 2010.

Awards

Awards represent the right of a Participant to receive fully paid Shares, their equivalent cash value or combinations thereof, free of charge, provided that certain prescribed performance conditions are met.

Participants

The selection of a Participant and the number of Shares which are the subject of each Award to be granted to a Participant in accordance with the SCI PSP 2010 shall be determined at the absolute discretion of the Committee, which shall take into account criteria such as his rank, job performance, years of service and potential for future development, his contribution to the success and development of the Group and the extent of effort and difficulty with which the performance condition(s) may be achieved within the performance period.

Details of Awards

The Committee shall decide, in relation to each Award:

(a) the Award Date;

(b) the number of Shares which are the subject of the Award;

(c) the prescribed performance condition(s);

(d) the performance period during which the prescribed performance condition(s) are to be satisfied;

(e) the extent to which Shares which are the subject of that Award shall be released on the prescribed performance condition(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the performance period;

(f) the vesting date;

(g) the retention period, (if any); and

(h) any other condition which the Committee may determine in relation to that Award.

Timing

The Committee has the discretion to grant Awards at any time in the year. An Award Letter confirming the Award and specifying *(inter alia)* the prescribed performance condition(s), the performance period during which the prescribed performance condition(s) are to be satisfied, the extent to which Shares will be released on satisfaction of the prescribed performance condition(s), the vesting date and the retention period (if any), will be sent to each Participant as soon as is reasonably practicable after the making of an Award.

Events Prior to Vesting

Special provisions for the vesting and lapsing of Awards apply in certain circumstances including the following:

(a) an order being made for the winding-up of the Company on the basis of, or by reason of, its insolvency;

(b) the misconduct on the part of a Participant as determined by the Committee in its discretion;

(c) the Participant, being a Group Executive or an Associated Company Executive, ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, or, the Participant, being a Parent Group Executive whose services have been seconded to a company within the Group, ceasing to be so seconded, for any reason whatsoever (in each case, other than as specified in sub-paragraph (e) below);

(d) the bankruptcy of a Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of the Award;

(e) the Participant, being a Group Executive or an Associated Company Executive, ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, or, the Participant, being a Parent Group Executive whose services have been seconded to a company within the Group, ceasing to be so seconded, by reason of:

(i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

(ii) redundancy;

(iii) retirement at or after the legal retirement age;

(iv) retirement before the legal retirement age with the consent of the Committee;

(v) the company by which he is employed or to which he is seconded, as the case may be, ceasing to be a company within the Group or an Associated Company, as the case may be, or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group or to an Associated Company, as the case may be;

(vi) his transfer to any Ministry, governmental or statutory body or corporation at the direction of the Company, the Parent Company or, as the case may be, the relevant Associated Company;

(vii) (where applicable) his transfer of employment from the Group to an Associated Company or *vice versa*; or

(viii) any other event approved by the Committee;

(f) the death of the Participant;

(g) any other event approved by the Committee; or

(h) a take-over, reconstruction or amalgamation of the Company or an order being made or a resolution passed for the winding-up of the Company (other than as provided in sub-paragraph (a) above or for reconstruction or amalgamation).

Upon the occurrence of any of the events specified in sub-paragraphs (a), (b) and (c) above, an Award then held by a Participant shall, as provided in the rules of the SCI PSP 2010 and to the extent not yet released, immediately lapse without any claim whatsoever against the Company.

Upon the occurrence of any of the events specified in sub-paragraphs (d), (e), (f) and (g) above, the Committee may, in its absolute discretion, determine whether an Award then held by a Participant, to the extent not yet released, shall lapse or that all or any part of such Award shall be preserved. If the Committee determines that an Award shall lapse, then such Award shall lapse without any claim whatsoever against the Company. If the Committee determines that all or any part of an Award shall be preserved, the Committee shall decide as soon as reasonably practicable following such event either to vest some or all of the Shares which are the subject of the Award or to preserve all or part of any Award until the end of the relevant performance period and subject to the provisions of the SCI PSP 2010. In exercising its discretion, the Committee will have regard to all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant, and the extent to which the applicable performance conditions and targets have been satisfied.

Upon the occurrence of the event specified in sub-paragraph (h) above, the Committee will consider, at its discretion, whether or not to release any Award, and will take into account all circumstances on a case-by-case basis, including (but not limited to) the contributions made by the Participant. If the Committee decides to release any Award, then in determining the number of Shares to be vested in respect of such Award, the Committee will have regard to the proportion of the performance period which has elapsed and the extent to which the applicable performance conditions and targets have been satisfied.

Size and Duration of the SCI PSP 2010

The total number of Shares which may be delivered pursuant to Awards granted under the SCI PSP 2010 on any date, when added to:

(a) the total number of new Shares allotted and issued and/or to be allotted and issued, issued Shares (including treasury shares) delivered and/or to be delivered, and Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to Awards granted under the SCI PSP 2010; and

(b) the total number of new Shares allotted and issued and/or to be allotted and issued, issued Shares (including treasury shares) delivered and/or to be delivered, and Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to Awards granted under the SCI RSP 2010,

shall not exceed 7% of the total number of issued Shares (excluding treasury shares) on the date preceding the date of the relevant Award.

In addition, Resolution 3, being the Ordinary Resolution relating to the adoption of the SCI PSP 2010 to be proposed at the EGM, will also provide that the total number of Shares under Awards to be granted pursuant to the SCI PSP 2010 and the SCI RSP 2010 from the EGM to the next AGM shall not exceed 1% of the total number of issued Shares (excluding treasury shares) from time to time.

The SCI PSP 2010 shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years commencing on the date on which the SCI PSP 2010 is adopted by the Company in general meeting, provided always that the SCI PSP 2010 may continue beyond the above stipulated period with the approval of Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the SCI PSP 2010, Awards made to Participants prior to such expiry or termination will continue to remain valid.

Operation of the SCI PSP 2010

Subject to the prevailing legislation and the rules of the Listing Manual, the Company will have the flexibility to deliver Shares to Participants upon vesting of their Awards by way of:

(a) an issue of new Shares; and/or

(b) the delivery of existing Shares (including treasury shares).

In determining whether to issue new Shares or to deliver existing Shares to Participants upon vesting of their Awards, the Company will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of either issuing new Shares or delivering existing Shares (including treasury shares).

The financial effects of the above methods are discussed in paragraph 4.9 below.

The Company has the flexibility, and if circumstances require, to approve the release of an Award, wholly or partly, in the form of cash rather than Shares.

New Shares allotted and issued, and existing Shares procured by the Company for transfer, pursuant to the release of any Award shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

The Committee shall have the discretion to determine whether any performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make reference to the audited results of the Company, the Group or an Associated Company (as the case may be) to take into account such factors as the Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend any performance condition if the Committee decides that a changed performance target would be a fairer measure of performance.

4.5.2 ***Summary of Rules of SCI RSP 2010***

Eligibility

The following persons, unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders, shall be eligible to participate in the SCI RSP 2010 at the absolute discretion of the Committee:

(a) Group Executives who have attained the age of 21 years and hold such rank as may be designated by the Committee from time to time;

(b) Associated Company Executives who have attained the age of 21 years and hold such rank as may be designated by the Committee from time to time and who, in the opinion of the Committee, have contributed or will contribute to the success of the Group; and

(c) Non-Executive Directors.

Awards

Awards represent the right of a Participant to receive fully paid Shares, (where applicable) their equivalent cash value or combinations thereof, free of charge, provided that (where applicable) certain prescribed performance targets are met and (where applicable) upon expiry of the prescribed vesting periods.

Participants

The selection of a Participant and the number of Shares which are the subject of each Award to be granted to a Participant in accordance with the SCI RSP 2010 shall be determined at the absolute discretion of the Committee, which shall take into account criteria such as, in the case of a Group Executive and/or an Associated Company Executive, his rank, job performance, years of service and potential for future development, his contribution to the success and development of the Group and (in the case of a performance-related Award) the extent of effort and difficulty with which the performance condition(s) may be achieved within the performance period and, in the case of a Non-Executive Director, his board and committee appointments and attendance, and his contribution to the success and development of the Group.

No performance-related Awards may be granted to Non-Executive Directors under the SCI RSP 2010.

Details of Awards

The Committee shall decide, in relation to each Award:

(a) the Award Date;

(b) the number of Shares which are the subject of the Award;

(c) in the case of a performance-related Award:

  (i) the prescribed performance condition(s);

  (ii) the performance period during which the prescribed performance condition(s) are to be satisfied; and

  (iii) the extent to which Shares which are the subject of that Award shall be released on the prescribed performance condition(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the performance period;

(d) the prescribed vesting period(s) (if any) and the vesting date(s);

(e) the release schedule (if any) setting out the extent to which Shares, which are the subject of that Award, shall be released at the end of each prescribed vesting period;

(f) the retention period (if any); and

(g) any other condition which the Committee may determine in relation to that Award.

Timing

The Committee has the discretion to grant Awards at any time in the year. An Award Letter confirming the Award and specifying *(inter alia)* the vesting period(s) (if any) and vesting date(s), the release schedule (if any), the retention period (if any) and, in relation to a performance-related Award, the prescribed performance condition(s), the performance period during which the prescribed performance condition(s) are to be satisfied and the extent to which Shares will be released on satisfaction of the prescribed performance condition(s), will be sent to each Participant as soon as is reasonably practicable after the making of an Award.

Events Prior to Vesting

Special provisions for the vesting and lapsing of Awards apply in certain circumstances including the following:

(a) an order being made for the winding-up of the Company on the basis of, or by reason of, its insolvency;

(b) the misconduct on the part of a Participant as determined by the Committee in its discretion;

(c) the Participant, being a Group Executive or an Associated Company Executive, ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, or, the Participant, being a Parent Group Executive whose services have been seconded to a company within the Group, ceasing to be so seconded, for any reason whatsoever (in each case, other than as specified in sub-paragraph (e) below);

(d) the bankruptcy of a Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of the Award;

(e) the Participant, being a Group Executive or an Associated Company Executive, ceasing to be in the employment of the Group or the relevant Associated Company, as the case may be, or, the Participant, being a Parent Group Executive whose services have been seconded to a company within the Group, ceasing to be so seconded, by reason of:

(i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee);

(ii) redundancy;

(iii) retirement at or after the legal retirement age;

(iv) retirement before the legal retirement age with the consent of the Committee;

(v) the company by which he is employed or to which he is seconded, as the case may be, ceasing to be a company within the Group or an Associated Company, as the case may be, or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group or to an Associated Company, as the case may be;

(vi) his transfer to any Ministry, governmental or statutory body or corporation at the direction of the Company, the Parent Company or, as the case may be, the relevant Associated Company;

(vii) (where applicable) his transfer of employment from the Group to an Associated Company or *vice versa*; or

(viii) any other event approved by the Committee;

(f) the Participant ceasing to be a Non-Executive Director for any reason whatsoever;

(g) the death of the Participant;

(h) any other event approved by the Committee; or

(i) a take-over, reconstruction or amalgamation of the Company or an order being made or a resolution passed for the winding-up of the Company (other than as provided in sub-paragraph (a) above or for reconstruction or amalgamation).

Upon the occurrence of any of the events specified in sub-paragraphs (a), (b) and (c) above, an Award then held by a Participant shall, as provided in the rules of the SCI RSP 2010 and to the extent not yet released, immediately lapse without any claim whatsoever against the Company.

Upon the occurrence of any of the events specified in sub-paragraphs (d), (e), (f), (g) and (h) above, the Committee may, in its absolute discretion, determine whether an Award then held by a Participant, to the extent not yet released, shall lapse or that all or any part of such Award shall be preserved. If the Committee determines that an Award shall lapse, then such Award shall lapse without any claim whatsoever against the Company. If the Committee determines that all or any part of an Award shall be preserved, the Committee shall decide as soon as reasonably practicable following such event either to vest some or all of the Shares which are the subject of the Award or to preserve all or part of any Award until the end of the relevant performance period (if any) and/or each vesting period (if any) and subject to the provisions of the SCI RSP 2010. In exercising its discretion, the Committee will have regard to all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant and, in the case of a performance-related Award, the extent to which the applicable performance conditions and targets have been satisfied.

Upon the occurrence of the event specified in sub-paragraph (i) above, the Committee will consider, at its discretion, whether or not to release any Award, and will take into account all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant. If the Committee decides to release any Award, then in determining the number of Shares to be vested in respect of such Award, the Committee will (if applicable) have regard to the proportion of the vesting period which has elapsed and, in the case of a performance-related Award, the extent to which the applicable performance conditions and targets have been satisfied.

Size and Duration of the SCI RSP 2010

The total number of Shares which may be delivered pursuant to Awards granted under the SCI RSP 2010 on any date, when added to:

(a) the total number of new Shares allotted and issued and/or to be allotted and issued, issued Shares (including treasury shares) delivered and/or to be delivered, and Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to Awards granted under the SCI RSP 2010; and

(b) the total number of new Shares allotted and issued and/or to be allotted and issued, issued Shares (including treasury shares) delivered and/or to be delivered, and Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to Awards granted under the SCI PSP 2010,

shall not exceed 7% of the total number of issued Shares (excluding treasury shares) on the date preceding the date of the relevant Award.

In addition, Resolution 4, being the Ordinary Resolution relating to the adoption of the SCI RSP 2010 to be proposed at the EGM, will also provide that the total number of Shares under Awards to be granted pursuant to the SCI RSP 2010 and the SCI PSP 2010 from the EGM to the next AGM shall not exceed 1% of the total number of issued Shares (excluding treasury shares) from time to time.

The SCI RSP 2010 shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years commencing on the date on which the SCI RSP 2010 is adopted by the Company in general meeting, provided always that the SCI RSP 2010 may continue beyond the above stipulated period with the approval of Shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the SCI RSP 2010, Awards made to Participants prior to such expiry or termination will continue to remain valid.

Operation of the SCI RSP 2010

Subject to the prevailing legislation and the rules of the Listing Manual, the Company will have the flexibility to deliver Shares to Participants upon vesting of their Awards by way of:

(a) an issue of new Shares; and/or

(b) the delivery of existing Shares (including, to the extent permitted by law, treasury shares).

In determining whether to issue new Shares or to deliver existing Shares to Participants upon vesting of their Awards, the Company will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of either issuing new Shares or delivering existing Shares (including treasury shares).

The financial effects of the above methods are discussed in paragraph 4.9 below.

The Company has the flexibility, and if circumstances require, to approve the release of an Award (other than an Award granted to a Non-Executive Director as part of his directors' remuneration in lieu of cash), wholly or partly, in the form of cash rather than Shares.

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the release of an Award shall rank in full for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

The Committee shall have the discretion to determine whether any performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make reference to the audited results of the Company, the Group or an Associated Company (as the case may be) to take into account such factors as the Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend any performance condition if the Committee decides that a changed performance target would be a fairer measure of performance.

4.6 **Adjustments and Modifications.** The following describes the adjustment events under, and provisions relating to modifications of, the New Share Plans.

4.6.1 ***Adjustment Events***

If a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place or if the Company shall make a capital distribution or a declaration of a special dividend (whether in cash or *in specie*), then the Committee may, in its sole discretion, determine whether:

(a) the class and/or number of Shares which are the subject of an Award to the extent not yet vested; and/or

(b) the class and/or number of Shares in respect of which future Awards may be granted under the New Share Plans,

shall be adjusted and if so, the manner in which such adjustments should be made.

Unless the Committee considers an adjustment to be appropriate, the issue of securities as consideration for an acquisition or a private placement of securities, or upon the exercise of any options or conversion of any loan stock or any other securities convertible into Shares or subscription rights of any warrants, or the cancellation of issued Shares purchased or acquired by the Company by way of a Market Purchase of such Shares undertaken by the Company on the SGX-ST during the period when a Share Purchase Mandate granted by Shareholders (including any renewal of such mandate) is in force, shall not normally be regarded as a circumstance requiring adjustment.

Any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

4.6.2 ***Modifications***

Each of the New Share Plans may be modified and/or altered at any time and from time to time by a resolution of the Committee, subject to the prior approval of the SGX-ST and such other regulatory authorities as may be necessary.

However:

(a) in relation to the SCI PSP 2010, no modification or alteration shall alter adversely the rights attached to any Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who, if their Awards were released to them upon the performance condition(s) for their Awards being satisfied in full, would become entitled to not less than three-quarters in number of all the Shares which would fall to be vested upon release of all outstanding Awards upon the performance condition(s) for all outstanding Awards being satisfied in full; and

(b) in relation to the SCI RSP 2010:

(i) in the case of a performance-related Award, no modification or alteration shall alter adversely the rights attached to any such Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who have been granted performance-related Awards and who, if such Awards were released to them upon the performance

condition(s) for such Awards being satisfied in full, would become entitled to not less than three-quarters in number of all the Shares which would fall to be vested upon release of all such outstanding Awards upon the performance condition(s) for all such outstanding Awards being satisfied in full; and

(ii) in the case of an Award other than a performance-related Award, no modification or alteration shall alter adversely the rights attached to any such Award granted prior to such modification or alteration except with the consent in writing of such number of Participants who have been granted Awards other than performance-related Awards and who, if such Awards were released to them on the applicable vesting dates relating to such Awards, would become entitled to not less than three-quarters in number of all the Shares which would fall to be vested upon release of all such outstanding Awards on the relevant vesting dates applicable to all such outstanding Awards.

No alteration shall be made to certain rules of each of the New Share Plans to the advantage of the holders of the Awards except with the prior approval of Shareholders in general meeting.

4.7 **Disclosures in Annual Reports.** The following disclosures (as applicable) will be made by the Company in its annual report for so long as the New Share Plans continue in operation:

(a) the names of the members of the Committee administering the New Share Plans;

(b) in respect of the following Participants of the New Share Plans:

(i) Directors of the Company; and

(ii) Participants (other than those in sub-paragraph (i) above) who have received Shares pursuant to the release of Awards granted under the New Share Plans which, in aggregate, represent 5% or more of the total number of Shares available under the New Share Plans collectively,

the following information:

(aa) the name of the Participant; and

(bb) the following particulars relating to Shares delivered pursuant to Awards released under the New Share Plans:

(1) the number of new Shares issued to such Participant during the financial year under review; and

(2) the number of existing Shares transferred to such Participant during the financial year under review; and

(c) in relation to the New Share Plans, the following particulars:

(i) the aggregate number of Shares comprised in Awards granted under the New Share Plans since the commencement of the New Share Plans to the end of the financial year under review;

(ii) the aggregate number of Shares comprised in Awards which have been released under the New Share Plans during the financial year under review and in respect thereof, the proportion of:

(1) new Shares issued; and

(2) existing Shares transferred and, where existing Shares were purchased for delivery, the range of prices at which such Shares have been purchased,

upon the release of Awards granted under the New Share Plans; and

(iii) the aggregate number of Shares comprised in Awards granted under the New Share Plans which have not been released, as at the end of the financial year under review.

4.8 **Role and Composition of the Committee.** The ERCC will be designated as the Committee responsible for the administration of the New Share Plans. The ERCC currently comprises Messrs Peter Seah Lim Huat, Goh Geok Ling and Ang Kong Hua, all Directors of the Company.

In compliance with the requirements of the Listing Manual, a Participant of the New Share Plans who is a member of the ERCC shall not be involved in its deliberations in respect of Awards to be granted to or held by that member of the ERCC.

4.9 **Financial Effects.** Financial Reporting Standard 102, Share-based payment ("**FRS 102**"), is effective for the financial statements of the Company for the financial year beginning January 1, 2005. Participants may receive Shares or (where applicable) their equivalent cash value, or (where applicable) combinations thereof. In the event that the Participants receive Shares, the Awards would be accounted for as equity-settled share-based transactions, as described in the following paragraphs.

The fair value of employee services received in exchange for the grant of the Awards would be recognised as a charge to the profit and loss account over the period between the grant date and the vesting date of an Award. The total amount of the charge over the vesting period is determined by reference to the fair value of each Award granted at the grant date and the number of Shares vested at the vesting date, with a corresponding credit to reserve account. Before the end of the vesting period, at each balance sheet date, the estimate of the number of Awards that are expected to vest by the vesting date is revised, and the impact of the revised estimate is recognised in the profit and loss account with a corresponding adjustment to equity. After the vesting date, no adjustment to the charge to the profit and loss account is made.

The amount charged to the profit and loss account would be the same whether the Company settles the Awards using new Shares or existing Shares. The amount of the charge to the profit and loss account also depends on whether or not the performance target attached to an Award is a "market condition", that is, a condition which is related to the market price of the Shares. If the performance target is a market condition, the probability of the performance target being met is assumed with a factor of one time and is taken into account in estimating the fair value of the Shares granted at the grant date, and no adjustments to amounts charged to the profit and loss account is made if the market condition is not met. On the other hand, if the performance target is not a market condition, the probability of the target being met is assumed with a factor of one time and is taken into account in estimating the fair value of the Shares granted at the grant date, and the amount charged to the profit and loss account during the performance period is subsequently adjusted with the achievement factor when the performance conditions are actually achieved.

The following sets out the financial effects of the New Share Plans.

4.9.1 ***Share Capital***

The New Share Plans will result in an increase in the Company's issued ordinary share capital only if new Shares are issued to Participants. The number of new Shares issued will depend on, *inter alia,* the size of the Awards granted under the New Share Plans. In any case, the New Share Plans provide that the total number of new Shares to be issued, existing Shares to be delivered and Shares to be released in the form of cash in lieu of Shares under the New Share Plans will be subject to the maximum limit of 7% of the issued Shares (excluding treasury shares) preceding the date of grant of the relevant Award. If, instead of issuing new Shares to Participants, existing Shares are purchased for delivery to Participants, the New Share Plans will have no impact on the Company's issued ordinary share capital.

4.9.2 ***NTA***

As described below in the paragraph on EPS, the New Share Plans are likely to result in a charge to the Company's profit and loss account over the period from the grant date to the vesting date of the Awards. The amount of the charge will be computed in accordance with the accounting method as stated in paragraph 4.9 above. If new Shares are issued or existing Shares are delivered to Participants under the New Share Plans, there would be no effect on the NTA. If instead of issuing new Shares to Participants, the Company pays the equivalent cash value, there would similarly be no effect on the NTA as the accruals for the cash settled Shares would decrease by the cash payment.

Nonetheless, it should be noted that, other than in the case of Awards granted to Non-Executive Directors under the SCI RSP 2010 as part of their directors' remuneration in lieu of cash as described in paragraph 4.4.2 above, the delivery of Shares to Participants under the New Share Plans will generally be contingent upon the Participants meeting prescribed performance targets and conditions.

4.9.3 ***EPS***

The New Share Plans are likely to result in a charge to earnings over the period from the grant date to the vesting date, computed in accordance with the accounting method as stated in paragraph 4.9 above.

Nonetheless, it should again be noted that, other than in the case of Awards granted to Non-Executive Directors under the SCI RSP 2010 as part of their directors' remuneration in lieu of cash as described in paragraph 4.4.2 above, the delivery of Shares to Participants of the New Share Plans will generally be contingent upon the Participants meeting prescribed performance targets and conditions.

4.9.4 ***Dilutive Impact***

It is expected that the dilutive impact of the New Share Plans on the NTA per Share and EPS will not be significant.

The Existing Share Plans currently provide for the issue of new Shares of up to a maximum of 15% of the Company's total issued Shares from time to time. Accordingly, there will be no significant dilution of Shareholders' shareholding percentages as a result of the introduction of the New Share Plans, as the New Share Plans provide that the aggregate number of new Shares to be issued, existing Shares to be delivered and Shares to be released in the form of cash in lieu of Shares under the New Share Plans will be subject to a reduced maximum limit of 7% of the Company's issued Shares (excluding treasury shares) on the date preceding the date of the relevant Award.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

5.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares				Number of Shares comprised in outstanding share options/awards
	Direct Interest	%[1]	Deemed Interest	%[1]	
Peter Seah Lim Huat	225,697	0.01	-	-	249,893[2]
Tang Kin Fei	2,782,084	0.16	-	-	2,146,378[3]
Goh Geok Ling	243,030	0.01	131,600[4]	0.01	155,958[4]
Richard Hale, OBE	238,760	0.01	-	-	242,768[5]
Yong Ying-I	300,000	0.02	-	-	-
Evert Henkes	69,298	-	-	-	43,346[6]
Lee Suet Fern	38,030	-	-	-	103,458[7]
Bobby Chin Yoke Choong	-	-	-	-	11,000[8]
Ang Kong Hua	-	-	-	-	-

Notes:

[1] Based on 1,780,686,491 Shares in issue (disregarding 4,665,049 Shares held in treasury) as of the Latest Practicable Date.

[2] Of the 249,893 Shares:

(a) 192,500 Shares are comprised in options granted to Peter Seah Lim Huat pursuant to the SembCorp Industries Share Option Plan ("**SOP**");

(b) 10,393 Shares are comprised in awards granted to Peter Seah Lim Huat pursuant to the SembCorp Industries Restricted Stock Plan ("**RSP**"). Out of the 10,393 Shares, 5,197 Shares will vest in year 2010 and the balance will vest in year 2011;

(c) 23,500 Shares are comprised in conditional awards granted to Peter Seah Lim Huat pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered; and

(d) 23,500 Shares are comprised in conditional awards granted to Peter Seah Lim Huat pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

[3] Of the 2,146,378 Shares:

(a) 600,000 Shares are comprised in options granted to Tang Kin Fei pursuant to the SOP;

(b) 408,240 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the SembCorp Industries Performance Share Plan ("**PSP**") subject to performance targets set over a 3 year period from 2007 to 2009. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(c) 400,000 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the PSP, subject to performance targets set over a 3 year period from 2008 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(d) 400,000 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the PSP, subject to performance targets set over a 3 year period from 2009 to 2011. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(e) 30,414 Shares are comprised in awards granted to Tang Kin Fei pursuant to the RSP. These Shares will vest in year 2010;

(f) 55,724 Shares are comprised in awards granted to Tang Kin Fei pursuant to the RSP. Out of the 55,724 Shares, 27,863 Shares will vest in year 2010 and the balance will vest in year 2011;

(g) 126,000 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered; and

(h) 126,000 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

[4] Goh Geok Ling is deemed to be interested in 131,600 Shares held by his spouse and a company in which he has a deemed interest of 20% or more.

Of the 155,958 Shares comprised in outstanding share options/awards:

(a) 122,500 Shares are comprised in options granted to Goh Geok Ling pursuant to the SOP;

(b) 6,058 Shares are comprised in awards granted to Goh Geok Ling pursuant to the RSP. Out of the 6,058 Shares, 3,030 Shares will vest in year 2010 and the balance will vest in year 2011;

(c) 13,700 Shares are comprised in conditional awards granted to Goh Geok Ling pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered; and

(d) 13,700 Shares are comprised in conditional awards granted to Goh Geok Ling pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

[5] Of the 242,768 Shares:

(a) 201,250 Shares are comprised in options granted to Richard Hale, OBE pursuant to the SOP;

(b) 7,518 Shares are comprised in awards granted to Richard Hale, OBE pursuant to the RSP. Out of the 7,518 Shares, 3,760 Shares will vest in year 2010 and the balance will vest in year 2011;

(c) 17,000 Shares are comprised in conditional awards granted to Richard Hale, OBE pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered; and

(d) 17,000 Shares are comprised in conditional awards granted to Richard Hale, OBE pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(6) Of the 43,346 Shares:

(a) 26,250 Shares are comprised in options granted to Evert Henkes pursuant to the SOP;

(b) 3,096 Shares are comprised in awards granted to Evert Henkes pursuant to the RSP. Out of the 3,096 Shares, 1,548 Shares will vest in year 2010 and the balance will vest in year 2011;

(c) 7,000 Shares are comprised in conditional awards granted to Evert Henkes pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered; and

(d) 7,000 Shares are comprised in conditional awards granted to Evert Henkes pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(7) Of the 103,458 Shares:

(a) 70,000 Shares are comprised in options granted to Lee Suet Fern pursuant to the SOP;

(b) 6,058 Shares are comprised in awards granted to Lee Suet Fern pursuant to the RSP. Out of the 6,058 Shares, 3,030 Shares will vest in year 2010 and the balance will vest in year 2011;

(c) 13,700 Shares are comprised in conditional awards granted to Lee Suet Fern pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered; and

(d) 13,700 Shares are comprised in conditional awards granted to Lee Suet Fern pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(8) 11,000 Shares are comprised in conditional awards granted to Bobby Chin Yoke Choong pursuant to the RSP for a 2 year period from 2009 to 2010. Achievement of targets below threshold level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

5.2 **Substantial Shareholders' Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares			
Substantial Shareholder	**Direct Interest**	**%[1]**	**Deemed Interest**	**%[1]**
Temasek	871,200,328	48.92	12,718,760[2]	0.71

Notes:

[1] Based on 1,780,686,491 Shares in issue (disregarding 4,665,049 Shares held in treasury) as of the Latest Practicable Date.

[2] Temasek is deemed to be interested in the 12,718,760 Shares in which its subsidiaries and/or associated companies have or are deemed to have an interest pursuant to Section 7 of the Companies Act.

6. DIRECTORS' RECOMMENDATIONS

6.1 **Proposed Renewal of the IPT Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs Goh Geok Ling, Richard Hale, OBE, Yong Ying-I, Evert Henkes, Lee Suet Fern, Bobby Chin Yoke Choong and Ang Kong Hua (the "**Independent Directors**").

The Independent Directors are of the opinion that the entry into of the Interested Person Transactions between the EAR Group (as described in paragraph 2.2 of Appendix 1 to this Circular) and those Interested Persons (as described in paragraph 5.1 of Appendix 1 to this Circular) in the ordinary course of its business will be entered into to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2, 4 and 6 of Appendix 1 to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the EGM.

Mr Peter Seah Lim Huat, who holds an advisory position in Temasek, and Mr Tang Kin Fei, who is the Group President & CEO of the Company, will abstain from voting their Shares, if any, in respect of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the EGM. Messrs Peter Seah Lim Huat and Tang Kin Fei will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 1, unless the Shareholder concerned shall have given instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 1.

Temasek and its associates, being Interested Persons (as described in paragraph 5.1 of Appendix 1 to this Circular), will abstain from voting their respective Shares, if any, in respect of Resolution 1 at the EGM.

6.2 **Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

6.3 **The Proposed Adoption of the New Share Plans.** The Directors are of the opinion that the proposed adoption of the New Share Plans is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolutions 3 and 4, being the Ordinary Resolutions relating to the proposed adoption of the New Share Plans to be proposed at the EGM.

None of the Directors have any interest, direct or indirect, in the New Share Plans, otherwise than as disclosed in this Circular.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 55 to 59 of this Circular, will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on April 22, 2010 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Twelfth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Ordinary Resolutions set out in the Notice of EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

8.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

8.2 **Abstention from Voting.** Any Shareholder who is eligible to participate in the New Share Plans (such as employees of the Group and employees of Associated Companies) must abstain from voting at the EGM in respect of Resolutions 3 and 4, being the Ordinary Resolutions relating to the proposed adoption of the New Share Plans. Such Shareholder should also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Resolutions 3 and 4 unless the Shareholder appointing him indicates clearly how votes are to be cast in respect of Resolutions 3 and 4.

8.3 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the EGM.

9. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended December 31, 2009;

(b) the 2009 Circular;

(c) the Memorandum and Articles of Association of the Company; and

(d) the proposed Rules of the New Share Plans.

10. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
Sembcorp Industries Ltd

Peter Seah Lim Huat
Chairman

THE IPT MANDATE

1. Chapter 9 of the Listing Manual

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or which exceeds:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Sembcorp Industries Ltd ("**Sembcorp Industries**") and its subsidiaries (the "**Sembcorp Group**") for the financial year ended December 31, 2009, the consolidated NTA of the Sembcorp Group was S$3,202,774,000. In relation to Sembcorp Industries, for the purposes of Chapter 9, in the current financial year and until such time that the consolidated audited accounts of the Sembcorp Group for the year ending December 31, 2010 are published, 5% of the latest audited consolidated NTA of the Sembcorp Group would be S$160,138,700.

1.4 Chapter 9 of the Listing Manual permits a listed company, however, to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9; and

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. Rationale for the IPT Mandate

2.1 It is envisaged that in the ordinary course of their businesses, transactions between companies in the EAR Group (as defined below) and Sembcorp Industries' interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the EAR Group to Sembcorp Industries' interested persons or the obtaining of goods and services from them.

2.2 In view of the time-sensitive nature of commercial transactions, the renewal of the mandate (the "**IPT Mandate**") pursuant to Chapter 9 of the Listing Manual will enable:

(a) Sembcorp Industries;

(b) subsidiaries of Sembcorp Industries (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of Sembcorp Industries (other than an associated company that is listed on the SGX-ST or an approved exchange) over which the Sembcorp Group, or the Sembcorp Group and interested person(s) of Sembcorp Industries has or have control,

(together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions ("**Interested Person Transactions**") set out in paragraph 6.1 below with the specified classes of Sembcorp Industries' interested persons (the "**Interested Persons**") set out in paragraph 5.1 below, provided such Interested Person Transactions are made on normal commercial terms.

3. Scope of the IPT Mandate

3.1 The EAR Group engages in a wide range of activities (as described in paragraph 6.1 below) for which the renewal of the IPT Mandate is being sought.

3.2 The IPT Mandate does not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

3.3 Transactions with interested persons (including the Interested Persons) that do not fall within the ambit of the IPT Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

4. Benefit to Shareholders

The IPT Mandate (and its subsequent renewal thereafter on an annual basis) will enhance the ability of companies in the EAR Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need for Sembcorp Industries to announce, or to announce and convene separate general meetings on each occasion to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an ad hoc basis, improve administrative efficacy considerably, and allow manpower resources and time to be channeled towards attaining other corporate objectives.

5. Classes of Interested Persons

5.1 The IPT Mandate applies to the Interested Person Transactions (as described in paragraph 6.1 below) which are carried out with the following classes of Interested Persons:

(a) Temasek Holdings (Private) Limited and its associates (the "**Temasek Group**"); and

(b) Directors, Chief Executive Officer(s) and controlling shareholders of Sembcorp Industries (other than the controlling shareholder described in sub-paragraph (a) above) and their respective associates.

5.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

6. Categories of Interested Person Transactions

6.1 The Interested Person Transactions with the Interested Persons (as described in paragraph 5.1 above) which are covered by the IPT Mandate and the benefits to be derived therefrom are set out below:

6.1.1 **General Transactions**

This category relates to general transactions ("**General Transactions**") in connection with the provision to, or the obtaining from, Interested Persons of products and services in the normal course of business of the EAR Group or which are necessary for the day-to-day operations of the EAR Group comprising the following:

(a) Utilities Activities

The products and services under this sub-category are:

(i) the importing and retailing of natural gas in Singapore;

(ii) the provision or obtaining of natural gas for the generation of electricity and the production of steam, chemical feedstocks and heating;

(iii) power generation and supply;

(iv) the provision or obtaining of electricity and steam;

(v) the production and supply of specialised chemical feedstocks;

(vi) the provision of a range of utilities and support services, such as steam, cooling water, industrial water, NEWater, wastewater treatment, hazardous waste management and incineration services and terminalling facilities and management services;

(vii) the obtaining of engineering, procurement and construction services to build infrastructure facilities in connection with the provision or supply of utilities; and

(viii) the provision of materials used as feedstocks for the production of petroleum and utilities products.

(b) Industrial Parks and Township Development Activities

The products and services under this sub-category are:

(i) the sale/purchase and/or lease of land parcels, office space and factories in industrial parks and other development properties;

(ii) the management and operation of industrial parks and infrastructure projects; and

(iii) the provision of project management, site management, estate management and consultancy services in relation to industrial parks and township development.

(c) Engineering and Construction Activities

The products and services under this sub-category are:

(i) the provision or obtaining of engineering, procurement, construction and management services for turnkey projects and construction services (including retrofitting and renovation);

(ii) the provision or obtaining of design consultancy services (covering architectural, structural, mechanical, process, civil, electrical, land surveying and quantity surveying);

(iii) the sale or purchase of building materials;

(iv) the provision or obtaining of building, engineering and technical services;

(v) the leasing and rental (as lessor and lessee) of plant and equipment used in connection with services provided;

(vi) the leasing and rental (as lessor and lessee) of vessels, tug boats and barges used in connection with services provided; and

(vii) the obtaining or the purchase of electronic and engineering equipment, construction plant and equipment, computer maintenance and systems and insurances.

(d) Environmental Engineering Activities

The products and services under this sub-category are:

(i) the provision of industrial and commercial waste collection services, including the sale of bins, to industrial and commercial buildings, hotels, serviced residences and private and public institutions;

(ii) the provision of haulage, recycling and waste minimization of construction and other waste services;

(iii) the provision of mechanical sweeping services for privately maintained roads, paved precincts, car parks and other open areas in condominiums, industrial and commercial estates and both public and private institutions;

(iv) the provision of recycling services;

(v) the provision of medical waste collection and disposal services to hospital, private clinics and health institutions;

(vi) the provision of liquid waste transportation and disposal services;

(vii) the provision of record destruction services;

(viii) the provision of pneumatic refuse conveyance system;

(ix) the provision of biomass waste-to-energy incineration services; and

(x) the provision of environmental engineering and consultancy services.

(e) Minting Activities

The products and services under this sub-category are:

(i) the manufacturing, marketing and trading of numismatic coins and medallions, and other related products and services.

(f) Activities for Day-to-Day Operations

The products and services under this sub-category, which are necessary for the day-to-day operations of the Sembcorp Group, are:

(i) the provision or obtaining of land and sea transportation, freight services, warehousing and logistics services;

(ii) the provision or obtaining of property management, property security and building maintenance services;

(iii) the obtaining of commodity hedging services in respect of the purchase of commodities used for the purposes of the business activities;

(iv) the leasing of properties which are not in use (as lessor) to generate additional revenue for the EAR Group and the leasing of office space (as lessee);

(v) the leasing of vehicles (as lessee) and the obtaining of maintenance and repair services (including the purchase of spare parts); and

(vi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in paragraphs 6.1.1(a) to (e) above.

The EAR Group will benefit from having access to competitive quotes from the different companies in the different industries within the Temasek Group in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6.1.2 **Treasury Transactions**

Treasury transactions ("**Treasury Transactions**") comprise (a) the placement of funds with any Interested Person, (b) the borrowing of funds from any Interested Person, (c) the entry into with any Interested Person of forex, swap and option transactions for hedging purposes and (d) the subscription of debt securities or redeemable preference shares ("**RPS**") issued by any Interested Person and the issue of debt securities or RPS to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities or RPS.

The EAR Group can benefit from competitive rates and quotes in an expedient manner on the placement of funds with, borrowings from, the entry into forex, swap and option transactions with, and the subscription and purchase of debt securities or RPS issued by, or the issue of debt securities or RPS to, any Interested Person.

6.1.3 **Management and Support Services**

The EAR Group may, from time to time, receive management and support services from, or provide management and support to, its Interested Persons in the areas of finance, treasury, investment risk review, governmental relations, strategic development, management information systems, and human resources management and development ("**Management Support Services**"). By having access to and providing such management support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons.

7. Review Procedures for Interested Person Transactions

7.1 The EAR Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms:

7.1.1 General Transactions

Review Procedures

In general, there are procedures established by the EAR Group to ensure that General Transactions with Interested Persons are undertaken on an arm's length basis and on normal commercial terms consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(a) *Provision of services or the sale of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms; and

(ii) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties. In determining the transaction price payable by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account; and

(b) *Obtaining of services or the purchasing of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining quotations (wherever possible or available) from at least two other unrelated third party suppliers for similar quantities and/or quality of services or products, prior to the entry into of the contract or transaction with the Interested Person, as a basis for comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable and comparable to those offered by other unrelated third parties for the same or substantially similar type of services or products. In

determining whether the price and terms offered by the Interested Person are fair and reasonable, factors such as, but not limited to, delivery schedules, specification compliance, track record, experience and expertise, and where applicable, preferential rates, rebates or discounts accorded for bulk purchases, will also be taken into account; and

(ii) in the event that such competitive quotations cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable.

Threshold Limits

In addition to the review procedures, the following threshold limits ("**GT Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that General Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

General Transactions	**GT Limit (S$ million)**
Utilities Activities	250
Industrial Parks and Township Development Activities	20
Engineering and Construction Activities	250
Environmental Engineering Activities	20
Minting Activities	20

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant GT Limits set out above, such transaction must be approved by the audit committee of Sembcorp Industries (the "**Audit Committee**") prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant GT Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.2 **Treasury Transactions**

Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, Sembcorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such bankers of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are no less favourable than the terms quoted by such banks for equivalent amounts.

Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, Sembcorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates for loans from such bankers of an equivalent amount, and for the equivalent period, of the funds to be borrowed. The EAR Group will only borrow funds from such Interested Person, provided that the terms quoted are no less favourable than those quoted by such banks.

Debt Securities and RPS

In relation to the subscription of debt securities or RPS issued by, or purchase of debt securities or RPS from, Interested Persons, the EAR Group will only enter into the subscription or purchase of such debt securities or RPS issued provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or RPS will not be higher than the price(s) at which such debt securities or RPS are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities or RPS, the EAR Group will only issue or sell such debt securities or RPS to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or RPS will not be lower than the price(s) at which such debt securities or RPS are issued or sold to third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or RPS to Interested Persons.

For the purposes of the IPT Mandate, the RPS to be subscribed or purchased from Interested Persons, or to be issued or sold to Interested Persons, will not carry any voting rights, except in the circumstances set out in Section 180(2)(a), (b) and (c) of the Companies Act.

Forex, Swaps, Options

In relation to forex, swap and option transactions with any Interested Person by the EAR Group, Sembcorp Industries will require that rate quotations shall be obtained from such Interested Person and at least two banks. The EAR Group will only enter into such forex, swap or option transactions with such Interested Person provided that such terms quoted are no less favourable than the terms quoted by such bankers.

In addition to the foregoing, the following threshold limits ("**Treasury Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that Treasury Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

Type of Treasury Transaction	**Treasury Limit (S$ million)**
Placements	100
Borrowings	100
Subscription or Purchase of Debt Securities	100
Issue or Sale of Debt Securities and RPS	100
Subscription or Purchase of RPS	50
Forex, Swaps, Options	50

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant Treasury Limits set out above, such transaction must be approved by the Audit Committee prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant Treasury Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.3 **Management Support Services**

The EAR Group will satisfy itself that the costs for any Management Support Services provided by or to any Interested Person shall be on an arm's length and normal commercial basis and in accordance with any formula for such cost recovery agreed with such Interested Person. Transactions exceeding the amount of S$1,000,000 must be approved by the Audit Committee, and transactions equal to or below S$1,000,000 shall be reviewed on a quarterly basis by the Audit Committee.

7.2 Sembcorp Industries will maintain a register of transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into), and Sembcorp Industries' internal audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the IPT Mandate.

7.3 The Audit Committee of Sembcorp Industries shall review these internal audit reports on Interested Persons Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with.

7.4 If during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures as stated above have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, Sembcorp Industries will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that Interested Person Transactions will be on an arm's length and on normal commercial basis.

8. Validity Period of the IPT Mandate

The IPT Mandate, as renewed, will take effect from the passing of the ordinary resolution relating thereto, and will (unless revoked or varied by Sembcorp Industries in general meeting) continue in force until the next Annual General Meeting of Sembcorp Industries following thereafter. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent Annual General Meeting of Sembcorp Industries, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

9. Disclosure in Annual Report

9.1 The Company will announce the aggregate value of transactions conducted with Interested Persons pursuant to the IPT Mandate for the quarterly financial periods which the Company is required to report on pursuant to the Listing Manual and within the time required for the announcement of such report.

9.2 Disclosure will be made in the Sembcorp Industries Annual Report of the aggregate value of transactions conducted with Interested Persons pursuant to the IPT Mandate during the financial year, and in the Annual Reports for subsequent financial years that the IPT Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual.

APPENDIX 2

SUMMARY OF MAIN CHANGES TO THE IPT MANDATE

A summary of the main changes to the presentation of the General Transactions covered by the IPT Mandate are set out below.

Paragraph in IPT Mandate	Proposed Change	Rationale/Comments
3.1 (General Description)	Delete general description of principal activities	These will be merged, where applicable, into the categories of Interested Person Transactions set out in paragraph 6.1
6.1.1(a) (Utilities)	Merge principal activities from paragraph 3.1(a) into paragraph 6.1.1(a) with the following changes:	
	(i) include "NEWater" in sub-paragraph (vi)	"NEWater" is already included in the category of "utilities" in the original provision. "NEWater" is to be specifically mentioned for greater clarity and transparency
	(ii) change sub-paragraph (viii) from the provision of materials used as feedstocks for the production of "petroleum products" to the provision of materials used as feedstocks for the production of "petroleum and utilities products"	The change will better reflect the Group's activities. The provision of materials used as feedstocks for the production of utilities products is contemplated in the original paragraph 3.1(a) as part of utilities and support services
6.1.1(b) (Industrial Parks & Township Development)	Create new heading "Industrial Parks and Township Development Activities" and move applicable paragraphs from the original heading "Other Activities"	Reformatting to align to the Group's business
	Add "township development" in sub-paragraph (iii), so that it will cover the provision of project management, site management, estate management and consultancy services in relation to industrial parks and "township development"	The addition will better reflect the Group's activities. The provision of services in relation to township development is contemplated in the original paragraph 3.2(b) as part of investing in and management of development properties
6.1.1(c) (Engineering & Construction)	No change	–

APPENDIX 2

Paragraph in IPT Mandate	Proposed Change	Rationale/Comments
6.1.1(d) (Environmental Engineering)	Delete original sub-paragraphs (iii) and (iv) on provision of industrial and commercial cleaning services and conservancy cleaning services	Not applicable as this business has been divested
6.1.1(e) (Minting)	Create new heading "Minting Activities" and move applicable paragraph from the original heading "Other Activities"	Reformatting to align to the Group's business
6.1.1(f) (Activities for Day-to-Day Operations)	Create new heading "Activities for Day-to-Day Operations" and move applicable paragraphs from the original headings "Utilities Activities", "Engineering and Construction Activities", "Environmental Engineering Activities" and "Other Activities"	Reformatting to align to the Group's activities, and to avoid repetition
7.1.1 (Threshold Limits for General Transactions)	Changes to align to changes made to headings in paragraph 6.1.1	No change to threshold limits

Notice of Extraordinary General Meeting

Sembcorp Industries Ltd
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

Notice is hereby given that an Extraordinary General Meeting of Sembcorp Industries Ltd (the "**Company**") will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on Thursday, April 22, 2010 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Twelfth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions which will be proposed as Ordinary Resolutions:

Ordinary Resolution 1

The Proposed Renewal of the IPT Mandate

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Company's Circular to Shareholders dated March 26, 2010 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Ordinary Resolution 2

The Proposed Renewal of the Share Purchase Mandate

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) on the SGX-ST; and/or

(b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Ordinary Resolution 3

The Proposed Adoption of the SCI PSP 2010

THAT:

(1) the SembCorp Industries Share Option Plan, the SembCorp Industries Performance Share Plan and the SembCorp Industries Restricted Stock Plan (together, the "**Existing Share Plans**") be and are hereby terminated, provided that such termination shall be without prejudice to the rights of holders of options and awards accepted and outstanding under the Existing Share Plans as at the date of such termination;

(2) a new performance share plan to be known as the "Sembcorp Industries Performance Share Plan 2010" (the "**SCI PSP 2010**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**PSP Awards**") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees (including executive directors) of the Company, its subsidiaries and associated companies, details of which are set out in the Circular, be and is hereby approved;

(3) the Directors of the Company be and are hereby authorised:

(a) to establish and administer the SCI PSP 2010; and

(b) to modify and/or alter the SCI PSP 2010 at any time and from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SCI PSP 2010, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SCI PSP 2010; and

(4) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SCI PSP 2010 and to allot and issue from time to time such number of fully paid-up Shares as may be required to be delivered pursuant to the vesting of PSP Awards under the SCI PSP 2010, provided that:

(a) the aggregate number of (i) new Shares allotted and issued and/or to be allotted and issued, (ii) existing Shares (including Shares held in treasury) delivered and/or to be delivered, and (iii) Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to the SCI PSP 2010 and the SCI RSP 2010 (as defined in Resolution 4 below), shall not exceed 7% of the total number of issued Shares (excluding treasury shares) from time to time; and

(b) the aggregate number of Shares under PSP Awards and RSP Awards (as defined in Resolution 4 below) to be granted pursuant to the SCI PSP 2010 and the SCI RSP 2010 respectively during the period commencing from this Extraordinary General Meeting and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1% of the total number of issued Shares (excluding treasury shares) from time to time.

Ordinary Resolution 4

The Proposed Adoption of the SCI RSP 2010

THAT:

(1) a new restricted share plan to be known as the "Sembcorp Industries Restricted Share Plan 2010" (the "**SCI RSP 2010**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**RSP Awards**") of fully paid-up Shares, their equivalent cash value (where applicable) or combinations thereof (where applicable) will be granted, free of payment, to selected employees (including executive directors) and non-executive directors of the Company, its subsidiaries and associated companies, details of which are set out in the Circular, be and is hereby approved;

(2) the Directors of the Company be and are hereby authorised:

(a) to establish and administer the SCI RSP 2010; and

(b) to modify and/or alter the SCI RSP 2010 at any time and from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SCI RSP 2010, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SCI RSP 2010; and

(3) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SCI RSP 2010 and to allot and issue from time to time such number of fully paid-up Shares as may be required to be delivered pursuant to the vesting of RSP Awards under the SCI RSP 2010, provided that:

(a) the aggregate number of (i) new Shares allotted and issued and/or to be allotted and issued, (ii) existing Shares (including Shares held in treasury) delivered and/or to be delivered, and (iii) Shares released and/or to be released in the form of cash in lieu of Shares, pursuant to the SCI RSP 2010 and the SCI PSP 2010, shall not exceed 7% of the total number of issued Shares (excluding treasury shares) from time to time; and

(b) the aggregate number of Shares under RSP Awards and PSP Awards to be granted pursuant to the SCI RSP 2010 and the SCI PSP 2010 respectively during the period commencing from this Extraordinary General Meeting and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1% of the total number of issued Shares (excluding treasury shares) from time to time.

By Order of the Board

Kwong Sook May
Company Secretary
Singapore
March 26, 2010

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at March 5, 2010 (the "**Latest Practicable Date**") and excluding any Shares held in treasury, the purchase by the Company of 10% of its issued Shares (and disregarding the Shares held in treasury) will result in the purchase or acquisition of 178,068,649 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 178,068,649 Shares at the Maximum Price of S$3.97 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 178,068,649 Shares is S$706,932,537.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 178,068,649 Shares at the Maximum Price of S$4.16 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 178,068,649 Shares is S$740,765,580.

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended December 31, 2009 based on these assumptions are set out in paragraph 3.7 of the Circular.

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Proxy Form

IMPORTANT
1. For investors who have used their CPF moneys to buy shares in the capital of Sembcorp Industries Ltd, the Circular to Shareholders dated March 26, 2010 is forwarded to them at the request of their CPF Approved Nominees and is sent **FOR INFORMATION ONLY.**
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. **CPF Investors who wish to vote should contact their CPF Approved Nominees.**

Sembcorp Industries Ltd
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

I / We, ______________________________ (Name), ______________ (NRIC / Passport No.)

of ____ (Address)

being a member / members of SEMBCORP INDUSTRIES LTD hereby appoint:

Name	Address	NRIC / Passport No.	Proportion of Shareholdings (%)

and / or (delete as appropriate)

Name	Address	NRIC / Passport No.	Proportion of Shareholdings (%)

as my / our proxy / proxies to attend and to vote for me / us on my / our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on Thursday, April 22, 2010 at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989, at 11.20 am (or as soon thereafter following the conclusion or adjournment of the Twelfth Annual General Meeting of the Company to be held at 11.00 am on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy / proxies will vote or abstain as he / they may think fit, as he / they will on any other matter arising at the Extraordinary General Meeting.)

Resolutions	For	Against
Ordinary Resolution 1 To approve the proposed renewal of the IPT Mandate		
Ordinary Resolution 2 To approve the proposed renewal of the Share Purchase Mandate		
Ordinary Resolution 3 To approve the proposed adoption of the SCI PSP 2010		
Ordinary Resolution 4 To approve the proposed adoption of the SCI RSP 2010		

Total Number of Shares Held

____
Signature(s) or Common Seal of Member(s)

____
Date

IMPORTANT: PLEASE READ NOTES OVERLEAF

Glue and seal along the edge

Notes:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

1st FOLD

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

2nd FOLD


sembcorp

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE PERMIT
NO. 06735



The Company Secretary
Sembcorp Industries Ltd
c/o M&C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

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